Exhibit 98

LEE is the second largest provider of original local content in the U.S. with 77 media properties, most of which are the “only game in town” in small cities – a hot place in which to do business now because of the pandemic.1

We believe the gap between its economic and the accounting value is enormous. The stock is $25 today. Our Blue Sky is $250 under the right management.

Digital media thrives as print newspapers wane as LEE grows digital. We expect the digital segment to eclipse print shortly leading to positive consolidated revenue growth in 2021 and beyond. Meanwhile, LEE reduces debt (held exclusively by Berkshire Hathaway) by ~$60 million per annum.

In June 2021, LEE enjoyed 49 million unique visitors per month but only 337,000 paid. The conversion opportunity is massive.

There has been progress. For the quarter ended June 31, 2021 digital sales (advertising + subscription) grew 55% or 7x the growth rate seen in 2019. Monthly page views were 400 million. Digital-only subscriptions increased 50% year-over-year, higher than the high teens growth of Gannett Co. and The New York Times Co.

There is still room to improve, however. By 2026, LEE's management expects to more than triple paid digital-only subscribers to 900,000 without cannibalizing the total number of its full access (print + digital) subscriptions. The plan is to increase niche content, focus on video and podcasting, and enhance content layout. A few examples include the “Best Podcast in Baseball” and LEE’s Nebraska Sports platform. LEE already offers 90 podcasts sporting 85,000 downloads a quarter.

LEE now tracks usage across all its platforms and then sells inventory/space programmatically (i.e., by displaying digital banners and video clips in real time).2 LEE’s new and growing video and podcasting content carries ~10x the CPMs of its traditional display advertising.3

LEE's advertising division has a unique but hard to value asset – thousands of trusting relationships with local businesses built over decades. LEE continues to try to capitalize on these relationships by expanding services to offer a full suite of digital marketing solutions (e.g., consulting, media-buying and analytics) via its Amplified Digital Agency subsidiary where revenue grew 90% year-over-year during the quarter ended June 2021. Management expects Amplified Digital Agency revenue to reach $100 million by 2023.

LEE is changing and adopting but few notice. No brokers follow LEE.

LEE enjoys an 83% stake in TownNews.com which manages digital content for its newspapers and 2,000 other media publishing companies and broadcast firms. It grew 9% in 2020 to $25 million of annual sales and pre-pandemic had been growing around 20% annually with 44% adjusted EBITDA margins. This is a hidden gem. At $25.46 per share LEE’s current market capitalization represents less than 10 times the 2021 EBITDA of TownNews.

1 Due to COVID-19 many people are fleeing big cities. https://www.mymove.com/moving/covid-19/coronavirus-moving-trends/
2 See illustrations on Slide 11 to 13 of the Lee Enterprises April 2021 Investor Presentation.
3 CPM is cost per mille (1,000 impressions). An impression occurs every time digital advertising is played for a unique viewer. In 2020 the CPMs for video and podcasting were $12-30 versus $2-5 for traditional internet banner advertisement.

In June 2021, LEE had 337,000 digital subscribers each generating about $7 per month. LEE also had ~49 million unique visitors but only ~$600 million enterprise value.  That same month, Buzzfeed announced its intention to go public via SPAC transaction valuing it at $1.5 billion. Buzzfeed has ~10 million fewer unique visitors than LEE. 4  On March 25, 2021 News Corp. agreed to buy Investor’s Business Daily for $275 million or ~$2,570 per subscriber. Applying half this value to LEE’s 900,000 subscriber target yields a $1.2 billion valuation.

Table 1. Valuation

$ million, FY SEP	2025 Value	Valuation Rationale
Amplified Digital Agency	150	1x 2025E Sales of $150 million
TownNews.com	581	25x 2025E EBITDA of $28 million (83% stake)
Digital Subscriptions	1,157	900,000 subscribers for $1,285 each
	1,887

Net Debt	189
Mkt Cap	1,698
Per Share	$250

 The target above ignores the value of LEE’s other advertising assets and full access subscriptions, however.

On January 29, 2020, LEE announced a deal to acquire Berkshire Hathaway’s BH Media group’s 31 newspapers for $140 million – 3x 2019 EBITDA.

As part of this transaction, LEE refinanced all its debt by issuing a 25-year $576 million 9% note to Berkshire. The rates and terms are accretive to LEE’s equity. Warren Buffet removed LEE from the brambles of toxic debt and accelerated its digital transformation.

Pro-forma we reckon that LEE will decrease net leverage from 4.2x at December 2020 to at least 2.5x by December 2023. We are one year ahead of management’s target.

The COVID-19 pandemic was not good for LEE, however. National advertising suffered the most. LEE’s organic pro-forma EBITDA declined ~32% in 2020. The silver lining is that COVID-19 has also accelerated the adoption of digital media and forced LEE to cut costs. Since the February 2020 refinancing, LEE still managed to pay down $91 million of debt despite COVID 19.

4 Buzzfeed Investor Presentation June 2021:
https://static1.squarespace.com/static/60cbbb36879f9269a9b2c1e5/t/60d46000058c421e525ff0d2/1624530951725/BuzzFeed+Investor+Presentation.pdf

Figure 1. Let the Sunshine In5

Activism Provides Backstop

On December 27, 2018, Cannell Capital filed a 13D suggesting that LEE (1) expand and enhance their digital content, (2) broaden revenue channels with local businesses, (3) make strategic acquisitions and (4) improve corporate governance.

LEE later acquiesced by (1) optimizing paywall pricing and content; (2) acquiring a digital CMS business, GTxcel, in August 2019; (3) amending bylaws to require a majority vote for directors; and (4) adding a director with news and digital experience in 2019 [Megan Liberman] and two more for 2020 [Steve Fletcher and David Pearson].

In November 2019, Gannett acquired New Media Investment Group [NYSE: NIWM] for $1.4 billion or 8x 2019 EBITDA. In February 2021, Alden Global Capital (LEE’s second-largest shareholder) offered to buy Tribune Publishing Company [NYSE: TPCO] for ~$670 million or 7x 2021 EBITDA. Both companies have lower digital penetration and margins than LEE which traded at roughly five times Last Twelve-Month EBITDA on August 31, 2021.6

5 Aquarius (Let the Sunshine In) By: The Fifth Dimension - https://www.youtube.com/watch?v=06X5HYynP5E
6 See Slides 9 and 10 of the Lee Enterprises 2020 Meeting of Stockholders Presentation